Exhibit 12.1



                CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES


         The following table sets forth the consolidated ratios of earnings to fixed charges of the Company:


                                                                        Years Ended December 31,
                                             Jan. 1-      1996       1995         1994       1993         1992
                                             Mar. 31      ----       ----         ----       ----         ----
                                              1997
                                              ----
Ratio of Earnings to Fixed Charges........   .70x(1)    .25x(1)    1.08x(1)     1.35x(1)   2.87x(1)    23.33x(1)


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   (1) Although the Company has historically generated positive net cash flow, the financial statements reflect a loss for the first quarter of 1997 and for 1996. Consequently, the computation of the ratio of earnings to fixed charges for such period indicates that earnings were inadequate to cover fixed charges by approximately $1.8 million and $15.7 million, respectively.

         For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of income (loss) from continuing operations, before minority interest and extraordinary items, plus fixed charges, excluding capitalized interest. Fixed charges consist of interest expense, capitalized interest and amortization of deferred financing costs. To date, the Company has not issued any Preferred Stock; therefore, the ratios of earnings to combined fixed charges and preferred stock dividend requirements are the same as the ratios of earnings to fixed charges presented above.